Clara Kang Associate Counsel Capital Research and Management Company 333 South Hope Street Los Angeles, California 90071-1406 (213) 615-3736 clara.kang@capgroup.com capitalgroup.com

August 17, 2023

Mark A. Cowan

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-3628

Re: Capital Group International Equity ETF (“International Equity Fund”)

Initial Registration Statement on Form N-1A

File Nos. 333-271212 and 811-23865

Capital Group Dividend Growers ETF (formerly, Capital Group World Dividend Growers ETF) (“Dividend Growers Fund”)

Initial Registration Statement on Form N-1A

File Nos. 333-271210 and 811-23866

Capital Group Core Balanced ETF (“Core Balanced Fund”)

Initial Registration Statement on Form N-1A

File Nos. 333-271211 and 811-23867

Dear Mr. Cowan:

In response to the comments you provided telephonically on August 14, 2023 with respect to Pre-Effective Amendment No. 1 to the initial registration statements on Form N-1A (the “Registration Statements”) of International Equity Fund, Dividend Growers Fund and Core Balanced Fund (each, a “Fund” and together, the “Funds”), and on August 2, 2023 with respect to the Funds’ seed financial statements, we hereby file Pre-Effective Amendment No. 2 to the Registration Statements under the Investment Company Act of 1940 (the “1940 Act”) (such amendment, the “Amendment”) pursuant to Rule 472 of the Securities Act of 1933. Our responses to your comments are set forth below.

All funds

1.	Please include the seed financial statements and the auditor’s opinion.

Response: We have addressed this comment in the Amendment. The auditor’s consent will be included in the final filing, expected on or about August 23, 2023.

Core Balanced Fund

2.	Please revise the fees and expenses table to include a separate line item for acquired fund fees and expenses and state in a footnote that such fees and expenses are paid by the investment adviser to the extent they relate to the fund’s investment in an acquired fund that is an affiliated fund.

Response: We have addressed this comment as follows:

3.	In the Principal investment strategies section, please specify any criteria the fund has with respect to maturity or duration in selecting underlying funds. Alternatively, state that there are none.

Response: We will add disclosure that the fund’s investment in an underlying fund is not limited to a particular maturity or duration criteria.

Thank you for your consideration of our responses to your comments. If you have any questions, please do not hesitate to contact me at (213) 615-3736.

Sincerely,

/s/ Clara Kang

Clara Kang

Associate Counsel